UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2021

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A.

Results for the quarter ended on March 31, 2021

Central Puerto: 1Q2021

Buenos Aires, May 12 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the First Quarter 2021 (“1Q2021”) ended on March 31, 2021.

A conference call to discuss the results of the First Quarter 2021 will be held on May 13, 2021 at 12:00 PM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter ended on March 31, 2021 include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on March 31, 2021, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on March 31, 2021 and the notes thereto, which will be available on the Company’s website.

A. 1Q2021 Highlights

1Q2021 energy generation decreased 11% to 3,479 GWh, as compared to 3,908 GWh during the same period of 2020. Energy generation was positively impacted by the new renewable wind farms Manque, Los Olivos and La Genoveva I and negatively impacted by lower water availability for the Piedra del Águila hydro plant and due to small failures in Puerto´s combined cycle and some of its steam turbines (for more information see section B. Main Operating Metrics).

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

Thermal units’ availability during the quarter was 89%, compared to 93% in the 1Q2020, and a market average of 81% for the 1Q2021, mainly due to the unavailability of Puerto´s combined cycle and some of its steam turbines.

Terminal 6-San Lorenzo cogeneration plant (391 MW). Construction continues to complete the project closing the cycle and producing steam during the third quarter of 2021. It is important to highlight that on November 21, 2020, the plant obtained partial commissioning of its gas turbine (269.5 MW) and sell energy under the spot market regulation (Res. 31/2020). Once the COD for the full project is achieved the plant will be remunerated under a 15-years PPA with CAMMESA and a Steam Contract with T6.

Refinancing of debt under the terms of Communication “A” 7230 of the Central Bank of the Republic of Argentina (“BCRA”). On February 25, 2021, the BCRA decided to extend the FX regulatory restrictions established by Communication “A” 7106 until December 31, 2021 through the issuance of Communication “A” 7230. The installments, under the Syndicate loan signed with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC for the acquisition of the Brigadier López Thermal Plant, maturing on June, September and December 2021 are under the scope of such regulation. Therefore, and as of the date of this press release, we are maintaining negotiations with these banks to reschedule those installments.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

B. Main operating metrics

The table below sets forth key operating metrics for 1Q2021, compared to 4Q2020 and 1Q2020:

Key Metrics	1Q2021	4Q2020	1Q2020	Var % (1Q/1Q)
Continuing Operations
Energy Generation (GWh)	3,479	3,818	3,908	(11%)
-Electric Energy Generation- Thermal	2,506	2,657	2,686	(7%)
-Electric Energy Generation – Hydro	623	762	929	(33%)
-Electric Energy Generation – Wind	350	399	294	19%
Installed capacity (MW; EoP1)	4,709	4,689	4,316	9%
-Installed capacity -Thermal (MW)	2,895	2,874	2,589	12%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	374	286	31%
Availability - Thermal2	89%	91%	93%	(4p.p.)
Steam production (thousand Tons)	262	265	255	3%
Source: CAMMESA; company data.
1 EoP refers to “End of Period”.
2 Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

In the 1Q2021, energy generation decreased 11% to 3,479 GWh, compared to 3,908 GWh in the 1Q2020. As a reference, domestic energy generation remained stable during the 1Q2021, compared to the 1Q2020, according to data from CAMMESA.

The decrease in the energy generated by Central Puerto was due to:

a)
a 33% decrease in energy generation form the hydro plant Piedra del Águila due to lower water inflow in the Limay and Collón Curá rivers.
b)
a decrease of 7% in the electricity generation from thermal units, primarily from Central Puerto´s combined cycle and some of its steam units due to small failures during the quarter.
This was partially offset by,

c)
a 19% increase in energy generation from renewable units, which increased mainly due to the operation during the full quarter of Manque (57 MW), as the wind farm only had partial COD for 38 MW since December 2019 and increased its capacity to 53.2 MW on January 23, 2020, and to 57 MW on March 3, 2020, Los Olivos (22.8 MW) which started operations on February 2020, and the full commissioning of La Genoveva I since November 2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

During 1Q2021, machine availability for thermal units reached 89%, compared to 93% in 1Q2020, mainly due to certain small failures in Puerto´s combined cycle during March 2021, and the unavailability for some of Puerto´s steam turbines. As a reference, the market average availability for thermal units for the same period was 81%, according to data from CAMMESA.

Steam production increased 3%, totaling 262,000 tons produced during 1Q2021, compared to 255,000 tons during the 1Q2020, due to good availability and generation of Lujan de Cuyo cogeneration.

C. Financials

Main financial magnitudes of continuing operations

Million Ps.	1Q2021	4Q2020	1Q2020	Var % (1Q/1Q)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited1	Unaudited, subject to limited review according to rule ISRE 2410
Revenues	10,164	10,484	11,419	(11%)
Cost of sales	(5,191)	(5,133)	(4,734)	10%
Gross profit	4,973	5,351	6,686	(26%)
Administrative and selling expenses	(794)	(969)	(893)	(11%)
Operating income before other operating results	4,179	4,382	5,792	(28%)
Other operating results, net	3,587	1,381	3,399	6%
Operating income	7,766	5,763	9,191	(16%)
Depreciations and Amortizations	1,913	1,912	1,657	15%
Adjusted EBITDA	9,679	7,675	10,848	(11%)
1. Includes, among others, the following concepts:
● Impairment on property, plant and equipment and intangible assets	-	(2,842)	(1,105)	N/A
● Foreign Exchange Difference and interests related to FONI trade receivables	3,130	3,605	3,628	(14%)
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,550	6,912	8,324	(21%)
Average exchange rate of period	88.53	80.00	61.42	44%
Exchange rate end of period	91.96	84.15	64.47	43%
NOTE: Exchange rates quoted by the Banco de la Nación Argentina are provided only as a reference. The average exchange rate refers to the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for each period.

See “Disclaimer-Adjusted EBITDA” below for further information.

1 4Q2020 figures were constructed, as the difference between the 2020 and the 9M2020 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2020, stated in the measuring unit current as of March 31, 2021.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

Adjusted EBITDA Reconciliation

Million Ps.	1Q2021	4Q2020	1Q2020	Var % (1Q/1Q)
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited2	Unaudited, subject to limited review according to rule ISRE 2410
Consolidated Net income for the period	640	656	1,364	(53%)
Loss on net monetary position	(181)	(247)	(447)	(60%)
Financial expenses	7,012	6,771	6,213	13%
Financial income	(422)	(2,589)	(186)	127%
Share of the profit of an associate	267	(39)	(77)	(446%)
Income tax expenses	450	1,211	2,325	(81%)
Depreciation and amortization	1,913	1,912	1,657	15%
Adjusted EBITDA	9,679	7,675	10,848	(11%)
1. Includes, among others, the following concepts:
● Impairment on property, plant and equipment and intangible assets	-	(2,842)	(1,105)	N/A
● Foreign Exchange Difference and interests related to FONI trade receivables	3,130	3,605	3,628	14%
Adjusted EBITDA excluding Foreign Exchange Difference and interests related to FONI trade receivables and Impairment on property, plant and equipment	6,550	6,912	8,324	(21%)

1Q 2021 Results Analysis

Revenues decreased to Ps. 10,164 million in the 1Q2021, as compared to Ps. 11,419 million in the 1Q2020. This decrease was mainly due to:

(i)
a 31% decrease in Spot Sales/Energia Base (Revenues from Resolution 1, Resolution 31, Resolution 19 and amendments) which totaled Ps. 4,166 million in the 1Q2021 as compared to 6,050 million in the 1Q2020, mainly due lack of monthly price adjustment of Res.31/2020 instructed by the Energy Secretariat on April 8, 2020 and to a lesser extent to small failures in Puerto´s combined cycle and some of its steam turbines.

2 4Q2020 figures were constructed, as the difference between the 2020 and the 9M2020 financial figures, respectively, informed in the Financial Statements for the quarter and the nine-month period ended on September 30, 2020, stated in the measuring unit current as of March 31, 2021.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

partially offset by:

(ii)
an 13% increase in Sales under contracts, which amounted to Ps. 5,444 million during the 1Q2021, as compared to Ps. 4,833 million in the 1Q2020, mainly due to the new windfarms mentioned above.
(iii)
a 9% increase in the Steam Sales, which totaled Ps. 281 million in the 1Q2021, compared to Ps. 258 million in the 1Q2020, as the steam production increased 3% in the quarter.
It is worth mentioning that prices for units under the Energía Base Regulatory framework are established by Res. 31/2020, in force since February 1, 2020, and the Annex VI of such resolution (monthly price adjustment procedure) was suspended by the Secretariat of Energy on April 8, 2020. In this regard the prices for the Energía Base Regulatory framework were fixed in Argentina pesos since February 2020. Currently, the generating companies hold several meetings with the Secretariat of Energy to work on a tariff’s update scheme for 2021.

Gross profit was Ps. 4,973 million in the 1Q2021, compared to Ps. 6,686 million in 1Q2020. This decrease was due to (i) the above-mentioned variation in revenues and (ii) a 10% increase in the costs of sales that totaled Ps. 5,191 million in the 1Q201, compared to Ps. 4,734 million in the 1Q2020. This increase in the cost of sales was primarily driven by:

(i)
A 43% increase in purchases of materials and spare parts which totaled Ps. 1,345 million during the 1Q2021, as compared to Ps. 942 million in the 1Q2020.
(ii)
a 6% increase in costs of production, which totaled Ps. 4,052 million in the 1Q2021, as compared to Ps. 3,806 million in the 1Q2020 mainly due to i) an increase in depreciations of Ps. 349 million and ii) an increase in maintenance expenses of Ps. 173 million.
Gross Profit Margin was 49% during the 1Q2021, as compared to 59% in the 1Q2020.

Operating income before other operating results was Ps. 4,179 million in the 1Q021, compared to Ps. 5,792 million in the 1Q2020. This decrease was due to (i) the above-mentioned decrease in gross profits, partially offset by (ii) a 11% decrease (in real terms) in administrative and selling expenses that totaled Ps. 794 million in the 1Q2021, as compared to Ps. 893 million in the 1Q2020, mainly driven by i) a Ps. 63 million reduction in tax on bank account transactions and ii) a Ps. 48 million reduction in maintenance expenses.

Adjusted EBITDA was Ps. 9,679 million in the 1Q2021, compared to Ps. 10,848 million in the 1Q2020. This decrease was mainly due to:

(i)
A 17% decrease in foreign exchange difference on operating assets, mainly related to FONI trade receivables, that generated a Ps. 2,862 million gain during the 1Q2021, compared to Ps. 3,461 million during the 1Q2020. It is worth mentioning that during 2020, CAMMESA has completed all scheduled payments of principal and interest in accordance with the FONI agreement for Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Manuel Belgrano S.A. (“TMB”) during 2020. This was partially offset by a higher depreciation of the argentine peso. As reference, during the 1Q2021, the Argentine peso depreciated 9.28%, compared to 7.77% during the 1Q2020.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

(ii)
a 44% decrease in interest from clients which totaled Ps. 613 million during the 1Q2021, compared to Ps. 1,094 million of 1Q2020, mainly related to the total collection of the FONI Agreement for TJSM and TMB during 2020.
This was partially offset by:

(iii)
An increase in depreciations and amortizations that totaled Ps. 1,913 during the 1Q2021, as compared to Ps. 1,657 million during the 1Q2020.
Consolidated Net income was Ps. 640 million and Net income for shareholder was Ps. 634 million or Ps. 0.42 per share or Ps. 4,21 per ADR, in the 1Q2021, compared to Ps. 1,364 million and Ps.1,330 million, respectively, or Ps. 0.88 per share or Ps. 8.84 per ADR, in the 1Q2020. In addition to the above-mentioned factors, net income was negatively impacted by (i) higher financial expenses that amounted to Ps. 7,012 million in the 1Q2021, compared to Ps. 6,213 million in the 1Q2020, mainly due to higher foreign exchange difference on loans, most of which are denominated in US dollars and positively impacted by (i) higher financial income which amounted to Ps. 422 million during the 1Q2021, compared to Ps. 186 million in the 1Q2020 and (ii) lower income tax expenses that amounted to Ps. 450 million in the 1Q2021, compared to Ps. 2,325 million in the 1Q2020.

Additionally, the share of profit of associates was Ps. 267 million loss during the 1Q2021 compared to Ps. 77 million gain during the 1Q2020, mainly due to lower results from the operations of Ecogas due to lack of tariff adjustments for the natural gas distribution business.

Finally, the gain on net monetary position totaled Ps. 181 million during the 1Q2021, as compared to Ps. 447 million in the 1Q2020.

FONI collections totaled Ps. 1,109 million in the 1Q2021, -including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 2,255 million of 1Q2020. The amounts are being collected on time and according to the signed contract.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

Financial Situation

As of March 31, 2020, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 184 million, and Other Current Financial Assets of Ps. 11,959 million.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of March 31, 2021
Cash and cash equivalents (stand-alone)		14
Other financial assets (stand-alone)3		7,357
Financial Debt (stand-alone)		(23,787)
Composed of: Financial Debt (current) (Central Puerto S.A. stand-alone)	(15,500)
Financial Debt (non-current) (Central Puerto S.A. stand-alone)	(8,286)
Subtotal Central Puerto stand-alone Net Debt Position		(16,416)
Cash and cash equivalents of subsidiaries		170
Other financial assets of subsidiaries		4,602
Financial Debt of subsidiaries Composed of:		(26,802)
Financial Debt of subsidiaries (current)4	(3,694)
Financial Debt of subsidiaries (non-current) 4	(23,108)
Subtotal Subsidiaries Net Debt Position		(22,030)
Consolidated Net Debt Position		(38,446)

Cash Flows of the 1Q2021

Million Ps.	1Q2021 As of March 31, 2021
Cash and Cash equivalents at the beginning	315
Net cash flows provided by operating activities	4,021
Net cash flows provided by investing activities	303
Net cash flows used in financing activities	(4,439)
Exchange difference and other financial results	25
Loss on net monetary position by cash and cash equivalents	(41)
Cash and Cash equivalents at the end	184

3 Excludes intercompany loans.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

Net cash provided by operating activities was Ps. 4,021 million during the 1Q2021. This cash flow arises from (i) Ps. 7,766 million from the operating income obtained during the 1Q2021, (ii) Ps. 5,060 million due to a decrease in the stock of trade receivables, mainly related to the FONI collections, (iii) Ps. 595 million in collection of interests from clients, including the ones from FONI, during the period, partially offset by (Iv) a Ps. 2,862 million non-cash foreign exchange difference on trade receivables, (v) Ps. 397 million from income tax paid, and (vi) a 1,425 million reduction in trade and other payables, other non-financial liabilities and liabilities from employee benefits.

Net cash provided by investing activities was Ps. 303 million during the 1Q2021. This amount was mainly due to (i) Ps. 835 million sale of short-term financial assets, which was partially offset by (ii) Ps. 541 million in payments for the purchase of property, plant and equipment for the construction of the renewable and thermal projects.

Net cash used in financing activities was Ps. 4,439 million during the 1Q2021. This amount was mainly the result of (i) Bank and investment accounts overdrafts payments of Ps. 1,171 million, (ii) long-term loan principal payments of Ps.2,228 million and (iii) Ps. 1,041 million used for Interests and other loan costs.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

D. Tables

a.
Consolidated Statement of Income

	1Q 2021	1Q 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.

Revenues	10,163,883	11,419,319
Cost of sales	(5,190,727)	(4,733,724)
Gross income	4,973,156	6,685,595

Administrative and selling expenses	(793,779)	(893,414)
Other operating income	3,592,588	4,567,542
Other operating expenses	(5,971)	(63,904)
Property plant and equipment impairment	-	(1,104,734)
Operating income	7,765,994	9,191,085

Gain (loss) on net monetary position	180,862	447,491
Finance income	421,831	185,790
Finance expenses	(7,011,840)	(6,212,574)
Share of the profit of associates	(267,146)	77,224
Income before income tax	1,089,701	3,689,016
Income tax for the period	(449,924)	(2,324,909)
Net income for the period	639,777	1,364,107

Attributable to:
-Equity holders of the parent	633,814	1,330,397
-Non-controlling interests	5,963	33,710
	639,777	1,364,107

Earnings per share:
Basic and diluted (Ps.)	0,42	0,88

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

b.
Consolidated Statement of Financial Position

	As of March 31, 2021	As of December 31, 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	88,719,928	89,443,692
Intangible assets	7,046,759	7,617,665
Investment in associates	4,991,181	5,268,135
Trade and other receivables	30,861,553	33,208,219
Other non-financial assets	422,372	546,823
Inventories	723,471	743,367
Deferred income tax assets	493,525	111,123
	133,258,788	136,939,017
Current assets
Inventories	1,134,263	908,397
Other non-financial assets	2,129,202	1,016,984
Trade and other receivables	20,470,916	21,161,832
Other financial assets	11,958,555	15,899,603
Cash and cash equivalents	183,990	314,798
	35,876,926	39,301,614
Property, plant and equipment available for sale	2,665,069	2,665,069
Total assets	171,800,783	178,905,700

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	29,134,497	29,134,497
Legal reserve	4,335,183	4,335,183
Voluntary reserve	54,759,380	54,759,380
Other equity accounts	(2,220,822)	(2,220,822)
Retained earnings	8,424,657	7,790,844
Equity attributable to shareholders of the parent	95,946,917	95,313,103
Non-controlling interests	150,902	144,939
Total Equity	96,097,819	95,458,042

Non-current liabilities
Other non-financial liabilities	5,512,516	5,934,888
Other loans and borrowings	31,394,651	34,840,181
Compensation and employee benefits liabilities	359,704	355,363
Provisions	45,403	51,284
Deferred income tax liabilities	10,269,723	10,165,651
	47,581,997	51,347,367

Current liabilities
Trade and other payables	2,863,160	2,875,208
Other non-financial liabilities	2,591,004	2,542,794
Other loans and borrowings	19,193,881	22,731,168
Compensation and employee benefits liabilities	812,506	1,150,899
Income tax payable	2,625,260	2,760,852
Provisions	35,156	39,370
	28,120,967	32,100,291
Total liabilities	75,702,964	83,447,658
Total equity and liabilities	171,800,783	178,905,700

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

c.
Consolidated Statement of Cash Flow

	1Q 2021	1Q 2020
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the year before income tax	1,089,701	3,689,016

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,342,336	997,742
Amortization of intangible assets	570,899	658,783
Property, plant and equipment impairment	-	1,104,734
Discount of trade and other receivables and payables, net	(66,436)	64,858
Interest earned from customers	(612,989)	(1,093,632)
Commercial and fiscal interests lost	1,940	-
Financial income	(421,831)	(185,790)
Financial expenses	7,011,840	6,212,574
Share of the profit of associates	267,146	(77,224)
Stock-based payments	-	993
Movements in provisions and long-term employee benefit plan expenses	56,071	38,726
Foreign exchange difference for trade receivables	(2,861,996)	(3,460,895)
Loss on net monetary position	(5,025,942)	(4,819,990)

Working capital adjustments:
Decrease in trade and other receivables	5,059,627	7,508,714
Increase in other non-financial assets and inventories	(1,160,506)	(327,684)
(Decrease) in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(1,425,192)	(5,6888,839)
	3,824,668	4,622,086
Commercial and fiscal interest paid	(1,940)	-
Interest received from customers	594,842	1,109,410
Income tax paid	(396,879)	(1,963,871)
Net cash flows provided by operating activities	4,020,691	3,767,625

Investing activities
Purchase of property, plant and equipment	(541,267)	(6,424,493)
Dividends received	9,800	-
Sale of available-for-sale assets, net	834,963	4,704,503
Net cash flows provided by (used in) investing activities	303,496	(1,719,990)

Financing activities
Banks and investment accounts overdrafts paid, net	(1,170,556)	(423,487)
Long term loans paid	(2,227,580)	(368,900)
Interests and other loan costs paid	(1,040,652)	(1,280,811)
Net cash flows (used in) financing activities	(4,438,788)	(2,073,198)

(Decrease) in cash and cash equivalents	(114,601)	(25,563)
Exchange difference and other financial results	25,009	155,472
Monetary results effect on cash and cash equivalents	(41,216)	(145,595)
Cash and cash equivalents as of January 1st	314,798	2,297,193
Cash and cash equivalents	183,990	2,281,507

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

E. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s First Quarter 2021 results on May 13, 2021 at 12:00 PM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Operating Officer. To access the conference call, please dial:

Participants (Toll Free): +1-877-407-8035
International Participants: +1-201-689-8035

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com .. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

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http://investors.centralpuerto.com/
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www.sec.gov
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www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

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“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

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“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

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“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

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“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

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“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 31/20;

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“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

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“p.p.”, refers to percentage points;

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“PPA” refers to power purchase agreements.

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“TJSM”, Termoeléctrica José de San Martín S.A.

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“TMB”, Termoeléctrica General Belgrano S.A.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov )

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

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Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

 ●
Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

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Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

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although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

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although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

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other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com

Results for the quarter ended on March 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 12, 2021	By:	/s/ ENRIQUE TERRANEO
	Name:	Enrique Terraneo
	Title:	Attorney-in-Fact

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com